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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

Commission File Number: 1-14118

PRESS RELEASE #10/04

QUEBECOR WORLD ANNOUNCES
PIERRE KARL PELADEAU AS NEW PRESIDENT AND CEO

QUEBECOR WORLD INC.
(Translation of Registrant's Name into English)

612 Saint-Jacques Street, Montreal, Quebec H3C 4M8
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Fork 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-                             .

March 12, 2004	10/04
For immediate release	Page 1 of 2

QUEBECOR WORLD ANNOUNCES
PIERRE KARL PELADEAU AS NEW PRESIDENT AND CEO

        Montréal, Canada — The Right Honourable Brian Mulroney, Chairman of the Board of Quebecor World Inc., is pleased to announce the appointment of Pierre Karl Peladeau as President and Chief Executive Officer of the Company. Mr. Peladeau is replacing Jean Neveu who has served as interim President and CEO since March, 2003.

        "The Board of Directors and I would like to thank Jean for his service during the past year. He has accomplished a great deal. His focus on cost containment and cost reduction has established a solid foundation on which to build", said Mr. Mulroney. "Jean will continue to serve Quebecor World as a member of the Board and will ensure an orderly transition."

        Pierre Karl Peladeau has a long history with Quebecor World. He has served in numerous executive positions including President of the Company's European Operations and Chief Operating Officer of Quebecor Printing. Mr. Peladeau was responsible for the acquisition of World Color Press in 1999. This acquisition doubled the size of the Company and made it one of the largest print media companies in the world.

        Most recently Mr. Peladeau served as President and CEO of Quebecor Media, one of Canada's most important media companies. He built it into one of the most profitable by grouping together assets in cable, broadcast television, publishing and new media.

        "Pierre Karl brings a unique set of talents to his new position at Quebecor World," commented Mr. Mulroney. "He has proven by his recent performance that he has the drive and vision to build and manage a company that delivers strong results for all its shareholders. In addition, because of his almost life-long exposure to the printing industry he has a detailed knowledge of the operational and customer base."

For immediate release	Page 2 of 2
Biographical notes

Quebecor World Inc. (NYSE; TSX: IQW) is one of the largest commercial printers in the world. It is a market leader in most of its major product categories which include Magazines, inserts and circulars, books, catalogs, specialty printing and direct mail, directories, digital pre-media, logistics, mail list technologies and other value added services. Quebecor World Inc. has approximately 37,000 employees working in more than 160 printing and related facilities in the United States, Canada, Brazil, France, the United Kingdom, Belgium, Spain, Austria, Sweden, Switzerland, Finland, Chile, Argentina, Peru, Colombia, Mexico and India.

Web address: http:/www.quebecorworld.com

For further Information contact:

Jeremy Roberts	Tony Ross
Vice-President,	Director, Communications
Corporate Finance and	Quebecor World Inc.
Investor Relations	(514) 877-5317
Quebecor World Inc.	(800) 567-7070
(514) 877-5118 (800) 567-7070

Pierre Karl Péladeau
President and CEO
Quebecor World Inc.

Pierre Karl Péladeau was educated in Montreal and Paris. He holds a degree in philosophy from Université du Québec à Montréal and a law degree from Université de Montréal. He was called to the Québec Bar in 1988.

Mr. Péladeau joined Quebecor's management team at an early age, entering Quebecor Communications Inc., which included the Company's publishing, distribution and retail operations, in 1985. In 1991, he was appointed President of the division. During this period, he also played a key role in growing Quebecor Printing and was responsible for the acquisition of Maxwell Graphics, a milestone in the Company's development. At the same time, he was actively involved in the development of the Donohue pulp and paper subsidiary.

In 1994, Mr. Péladeau became President of Quebecor Printing Europe. In that capacity, he grew the new European subsidiary through a series of acquisitions in France, the United Kingdom, Spain and Germany, building it into Europe's largest printer in only three years. In 1997, he returned to the Montreal head office to assume the position of Executive Vice President and Chief Operating Officer of Quebecor Printing Inc. with overall responsibility for the Company's worldwide operations. In 1999, he carried out the acquisition of World Color Press by Quebecor Printing Inc. The takeover created Quebecor World Inc., the world's largest commercial printer and the only Canadian company that is number one in its industry.

In 1998, Mr. Péladeau piloted the acquisition of Sun Media Corporation, making Quebecor the second largest newspaper chain in Canada. In 1999, the Board of Directors of Quebecor Inc. named him President and Chief Executive Officer of the Company. In 2000, he was responsible for the acquisition of Groupe Vidéotron, the largest cable TV operator in Quebec and second largest in Canada, as well as the largest French-language broadcaster in the country. After the takeover, all of the Company's media properties were brought under one roof with the creation of Quebecor Media.

Mr. Péladeau sits on the Boards of numerous Quebecor companies and is active in many charitable and cultural organizations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR WORLD INC.
By:	/s/ RAYNALD LECAVALIER Name: Raynald Lecavalier Title: Vice President, Corporate General Counsel and Secretary
Date: March 12, 2004

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QUEBECOR WORLD ANNOUNCES PIERRE KARL PELADEAU AS NEW PRESIDENT AND CEO
SIGNATURES